Safe-T Group Ltd.

8 Abba Eban Ave

Herzliya, Israel 4672526

May 28, 2019

Via EDGAR

Edwin Kim, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Safe-T Group Ltd. (the “Company”)
Registration Statement on Form F-1
Filed April 16, 2019
File No. 333-230909

Dear Mr. Kim:

The purpose of this letter is to respond to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to the Company’s counsel on May 24, 2019, regarding the offering and sale of the Company’s securities pursuant to the above-referenced registration statement (the “Registration Statement”). For your convenience, your comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to the Registration Statement.

1.	Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act 1933 prior to your attempt to register the resale of the shares. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response:

On April 11, 2019, the Company filed the Registration Statement with the Commission in connection with the securities purchase agreements (the “SPAs”) entered into on April 9, 2019, by and between the Company and two institutional investors, for the sale and issuance of convertible debentures (the “Debentures”) convertible into American Depositary Shares (“ADSs”) representing the Company’s ordinary shares and warrants (the “Warrants” and together with the Debentures, the “Securities”) to purchase additional ADSs (the “Offering”). The Offering was completed in two tranches, one of which actually closed on April 9, 2019 (the “First Tranche”), and the other which the Company believes constructively closed as of the same date thereof, as further described below (the “Second Tranche”).

To satisfy the requirements of the exemption under Section 4(a)(2) of the Securities Act, a sale must generally be made by the issuer to sophisticated buyers, not involving a public offering. The Company believes that the sale of the Securities pursuant to the SPA qualifies as a private placement under Section 4(a)(2) of the Securities Act, as it involved the issuance and sale of the Company’s Securities by the Company to two accredited, institutional investors (the “Investors”) for investment purposes. The Company made this determination on the basis of the representations and warranties made by each Investor in the SPA to the effect that it is an “accredited investor,” as defined in Regulation D of the Securities Act, and would acquire the Securities being offered and sold pursuant to the SPA for investment only for their own account and not with a view towards or for distributing or reselling such Securities.

The Company acknowledges that $5 million worth of Debentures and accompanying Warrants issuable in connection with the Second Tranche have yet to be issued. However, for the reasons set forth below, the Company believes that the sale of the Securities was completed for the purposes of the exemption under Section 4(a)(2) of the Securities Act on April 9, 2019, contemporaneously with the closing of the First Tranche and prior to the date of the filing of the Registration Statement.

Securities Act Section Compliance and Disclosure Interpretations 134.01 and 139.06 provides, in relevant part:

At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

Although the Securities being sold in connection with the Second Tranche have not yet been issued, under the SPAs, the Company is obligated to issue, and the Investors are irrevocably bound to accept, the Securities in exchange for payment in the aggregate of $5 million, subject only to the completion of two closing conditions: (1) the receipt of the approval of the issuance of the Securities by the Company’s stockholders pursuant to Section 328(b) of the Israeli Companies Law, 5799-1999 (the “Required Approval”), and (2) the Registration Statement being declared effective by the Commission.

The Securities do not afford the Investors any voting rights under applicable Israeli law. Accordingly, receipt of the Required Approval and the effectiveness of the Registration Statement are not conditions, individually or together, within the Investors’ control or that the Investors can cause not to be satisfied, and the Investors are irrevocably committed to purchasing the Securities as they have no new investment discretion in determining whether to accept the Securities in exchange for the Second Tranche payment.

Furthermore, on May 23, 2019, the Company obtained the Required Approval and therefore, upon the Commission’s declaration of the effectiveness of the Registration Statement, the payment owed under the terms of the Second Tranche of the SPA will be carried out and the Securities will be issued in exchange for payment.

2.	Please tell us why the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a valid secondary offering.

Response:

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules and in Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to:

•	how long the selling shareholders have held the shares;
•	the circumstances under which they received them;
•	their relationship to the issuer;
•	the amount of shares involved;
•	whether the sellers are in the business of underwriting securities; and
•	finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. Based on our review of these factors, the Company respectfully submits to the Staff that the Investors, also referred to in this response as the “Selling Shareholders,” are not acting as underwriters or otherwise as a conduit for the Company and that the resale of ordinary shares, or ADSs representing the Company’s ordinary shares by the Selling Shareholders as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Factor 1: How Long the Selling Stockholders Have Held the Securities

The ordinary shares being registered for resale under the Registration Statement consist of (i) up to 112,166,167 ordinary shares issuable upon conversion of the Debentures, and up to 24,242,427 ordinary shares issuable upon the exercise of the Warrants, issued in the First Tranche, and (ii) up to 560,833,333 ordinary shares issuable upon conversion of the Debentures, and up to 121,212,133 ordinary shares issuable upon the exercise of the Warrants to be issued in the Second Tranche.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations Questions 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment of public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Thus, there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering. This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. This concept is completely consistent with custom and practice in the PIPE marketplace. In many PIPE transactions (including this Offering) a registration statement is required to be filed shortly after closing or even as a condition to the closing.

The Selling Shareholders purchased the securities underlying the ordinary shares being registered for resale in the Registration Statement in a valid private placement offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. Each of the Selling Shareholders represented to the Company in the SPAs that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that those representations are false. The mere fact that the ordinary shares issuable upon conversion of the Debentures and exercise of the Warrants are now being registered for resale is not evidence that the selling shareholders had or have any intention to effect an immediate distribution. In short, these parties were acting as investors at the time of the Offering, bearing the full market risk from the date of the initial closing of the First Tranche, and are not underwriters of a primary offering.

In addition, when the Selling Shareholders entered into the SPAs, they committed to a process that would take months before they could sell their respective shares due upon conversion of the Debentures, exercise of the Warrants and registration of the underlying securities with the Commission. Furthermore, given the “blocker” provisions of the Debentures and the Warrants, which prevents the holder from beneficially owning more than 4.99% of the Company’s issued and outstanding ordinary shares upon conversion of the Debentures or exercise of the Warrants, the Selling Shareholders are unlikely to consider converting or exercising, or to be able to convert or exercise, all of these securities into ordinary shares and selling those shares in the market unless there was sufficient liquidity at a trading price above the respective conversion or exercise price, as applicable, and, currently, the ordinary shares are trading at a price below the exercise price of the Warrants. The Selling Shareholders purchased the securities in the Offering fully aware of the limited trading activity in the ordinary shares. The Selling Shareholders do not and could not expect to be able to quickly sell their ordinary shares, even if they desired to do so.

The Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. There is no evidence to suggest that any special selling efforts or selling methods by or on behalf of the Selling Shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Shareholders have taken any actions to condition or prime the market for the potential resale of the shares, and the Selling Shareholders have held the Securities for the time periods referenced above.

Lastly, none of the Selling Shareholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Shareholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

Accordingly, based on the foregoing, the Company believes that the factors discussed above in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: Circumstances Under Which the Selling Stockholders Received Their Shares

As described above, the Debentures and Warrants were (or will be with respect to the Debentures to be issued in the Second Tranche) issued in a valid private placement transaction that complied in all respects with CD&I 116.19 and CD&I 139.11, and the rules and regulation promulgated under the Securities Act. These securities were (or will be issued) pursuant to transactions exempt from the registration requirements of the Securities Act; specifically in reliance on Section 4(a)(2) of the Securities Act. Accordingly, such securities are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In the Purchase Agreement, the Selling Shareholders made customary investment and private placement representations to the Company, including that such Selling Shareholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the securities pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the securities to any person, (iii) will not sell or otherwise dispose of any of the securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Shareholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Purchase Agreement had the traditional characteristics of a private investment and there is no indicia of the Offering being a “disguised underwriting” by the Selling Shareholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The Selling Shareholders purchased the securities in the Offering without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the Selling Shareholders have taken full investment risk with regard to the securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreement between the Company and the Selling Shareholders.  The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when the Selling Shareholders determine to sell any portion of their investments.  The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering.  From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company.

The Company believes that the facts surrounding issuance of the Debentures and Warrants do not support a conclusion that the Selling Shareholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

Factor 3: The Selling Stockholders’ Relationship to the Company

Both of the Selling Shareholders’ respective relationship to the Company is, and always has been, solely as a passive investor. There are no relationships between or among the Company and the Selling Shareholder of a nature that would suggest that it should be viewed as “the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Prior to the Offering, the relationship between each respective Selling Shareholder and the Company surrounded the purchase by each Selling Shareholder of ADSs and warrants in a public offering in August 2018 (the “2018 IPO”). In the 2018 IPO, Alpha Capital Anstalt purchased 115,102 ADSs (representing 4,604,080 of the Company’s ordinary shares) and warrants to purchase an additional 441,760 ADSs (representing up to 17,670,400 of the Company’s ordinary shares), representing approximately 22.5% of the securities issued in that transaction, and Anson Investments Master Fund LP purchased 121,085 ADSs (representing 4,843,400 of the Company’s ordinary shares) and warrants to purchase an additional 464,724 ADSs (representing up to 18,588,960 of the Company’s ordinary shares), representing approximately 23.7% of the securities issued in that transaction.

In addition, neither of the Selling Shareholders has representatives serving as an officer or employee of the Company or as a member of the Company’s board of directors, nor do they have any other power to direct or cause the direction of the management and policies of the Company. The Company has no contractual, legal, or other relationship with either of the Selling Shareholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all. Furthermore, the Selling Shareholders have not entered into any shareholders’ agreement and nor do they have any special rights as a shareholder.

Neither of the Selling Shareholders is an affiliate of the Company, and as evidenced by the 4.99% ownership blocker provision contained in both the Debentures and the Warrants, the Selling Shareholders clearly did not purchase the securities with any view to becoming an affiliate of the Company or establishing any “control” over the Company or its operations. These blocker provisions prevent the Selling Shareholders from being an affiliate of the Company or exerting any voting control or influence over the Company.

Each of the Selling Shareholders is also not the “alter ego” of the Company and is not acting as a conduit for the Company. To the Company’s knowledge, each of the Selling Shareholders is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to investment transactions.

For the reasons described above, the Company believes that there is no relationship between the Company and the Selling Shareholders that would preclude the offering covered by the Registration Statement from being a bonafide secondary offering.

Factor 4: The Amount of Registration Shares Involved

The Company is seeking to register 20,461,364 ADSs representing 818,454,560 ordinary shares for resale pursuant to the Registration Statement, and, as of May 27, 2019, had a total of 106,814,853 ordinary shares outstanding, 5,115,923 of which are held by affiliates. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a valid secondary resale or a primary distribution is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. We believe that it is also important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

The Staff has also indicated, in its Securities Act Rules, Compliance and Disclosure Interpretations Question 612.12 and in its Securities Act Forms, Compliance and Disclosure Interpretations Question 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

As noted above, the Selling Shareholders are each precluded from being an affiliate or control person by the 4.99% blocking provisions in the Debentures and Warrants. Nevertheless, the foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the Selling Shareholders are acting as conduits for the issuer.  In this instance, none of the circumstances of the Offering indicate that the Selling Shareholders are reselling securities on behalf of the Company. The Selling Shareholders did not acquire the Securities under circumstances that would indicate that they would receive underwriting compensation from the Company in connection with the resale of ADSs or ordinary shares under the Registration Statement or that the Company had any financial interest in the resale of such shares. Finally, as explained below, to the Company’s knowledge, the Selling Shareholders are not in the business of underwriting securities.

In light of the foregoing, the Company believes that the number of ordinary shares being registered for resale pursuant to the Registration Statement should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, both of the Selling Shareholders are private investment funds that buy and sell portfolio securities for their own accounts and they are not in the business of underwriting securities. As noted, above, in the SPA, the Selling Shareholders have made representations that they were purchasing the securities for their own account and had no arrangement or understanding to distribute the securities. There is no evidence to suggest that such representations are false.

The facts in this instance indicate that each of the Selling Shareholders made a fundamental decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company

The Company respectfully submits that the facts do not support the determination that the Selling Shareholders are acting as a conduit for the Company or that the Selling Shareholders are engaging in a distribution for the benefit of the Company. The Selling Shareholders made a fundamental decision to invest in the Company, have each represented its respective investment intent and disclaimed any intent to illegally distribute the securities it has purchased. There is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the Company’s ordinary shares or ADSs representing the Company’s ordinary shares. The Selling Shareholders have borne the full economic risk of ownership of the Company’s securities, and likely will continue to do so for a significant period of time given (i) the relatively limited trading volume of the ADSs and (ii) the 4.99% blocker provisions contained in the Debentures and the Warrants.

Accordingly, the Company believes that the foregoing analysis lead to the conclusion that the Debentures and Warrants were issued in a valid private placement and the offering contemplated by the Registration Statement is a proper, secondary resale offering by the Selling Shareholders under Rule 415(a)(1)(i).

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If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Title:	Chief Executive Officer